

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

July 15, 2009

Jonathan Read
Chairman and Chief Executive Officer
ECOtality, Inc.
6821 E. Thomas Road
Scottsdale, AZ 85251

> **Re:** **ECOtality, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2009**
> **File No. 000-50983**

Dear Mr. Read:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. When you file an amendment, please ensure that the company includes in its response letter the written acknowledgements at the end of this letter.

Summary Compensation Table, page 10

2. Your revisions here in response to prior comment 3 refer to options held by Messrs. Read and Baer. Your disclosure in notes 10 and 11 on page 13 refers to "warrants" held by those individuals. Similarly, your table on page 15 refers to

"outstanding warrants" held by officers and directors, but note 1 to that table refers only to options. Please reconcile.

Security Ownership of Certain Beneficial Owners and Management, page 11

3.   If the "Beneficial Ownership Limitation" is 9.99%, as indicated by your revisions in response to prior comment 13, then please tell us the reasons for the different percentages listed for the entities mentioned in this table.

Proposal 4—Approval to Increase Number of Authorized Shares . . ., page 14

4.   Regarding your response to prior comment 12:

- Identify the debenture holders who have the nomination rights mentioned in the second bullet on page 15;

- Clarify how the May 15, 2009 amendment changed the exercise price of the warrants held by the Debenture Holders, and the exercise price of the warrants issued to the Debenture Holders as part of that amendment; and

- Disclose the exercise price of the warrants issued to Shenzhen Goch.

Fully Diluted Positions . . ., page 16

5.   We note your response to prior comment 14. Please reconcile your disclosure here and on pages 12 and 13 regarding the number of shares that BridgePointe and the Enable entities can acquire through conversion of debt and the "Total Shares before Beneficial Ownership Limitation" held by those entities.

Form 8-K amended July 9, 2009

6.   We note your response to prior comment 16. In your applicable future filings, please ensure that when you file material contracts as exhibits, those exhibits are filed under the appropriate section of Item 601 of Regulation S-K. We note, for example, that you filed as exhibits 99.1 and 99.2 the documents related to the amendment and waiver of the debentures, rather than pursuant to Item 601(b)(10) of Regulation S-K.

* * * * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc (via fax): Gary Agron, Esq.